N E W S  R E L E A S E

OzEmail Proposes US$250 Million Financing for Facilities Based
Telecommunications Plan

FOR MORE INFORMATION CONTACT:

David Spence - Sydney, Australia - (612) 9433 2400
Todd Friedman - San Francisco - (415) 296 7383

OzEmail Limited, Australia's leading Internet service provider, announced today that it is proposing to raise up to US$250 million in new capital in the form of equity and debt.

The purpose of the financing is to provide funds for the acquisition or construction of communications infrastructure, including significant dedicated capacity in the Southern Cross Trans Pacific Cable and long distance, inter- and intra-city fibre optic cable, as part of OzEmail's new business plan. With facilities based telecommunications operations, OzEmail believes it will be able to offer customers more efficient end to end services, reduce costs and provide comprehensive value-added telecommunications services.

As an Australian Public Company, OzEmail is required to seek shareholder approval by a special resolution to issue new equity equal to more than 15% of its share capital. Accordingly, OzEmail will hold a General Meeting of the Company for the purpose of approving the issue of up to 50 million ordinary shares (equivalent to 5 million ADSs).

The decision as to issuing equity and/or debt, and the amount to be issued, will be dependent on market conditions, the market price of the Company's shares and other matters.

This announcement does not constitute an offer of securities. Any offering of securities will be made by means of a prospectus. The debt securities will neither be offered nor sold in Australia.

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly report on Form 6-K dated May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.

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Michael Ward
Vice President Corporate Relations
OzEmail Ltd

p    612 9433 2498
f    612 9906 5222
e    relate@ozemail.com.au
m    0411 53 3000
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